Mail Stop 4561
via fax (516) 620-0605

June 8, 2009

Robert M. Rubin
President & Chief Executive Officer
25 Highland Boulevard
Dix Hills, NY 11746

> **Re:** **Optimum Interactive (USA) Ltd.**
> **Form 10-K & Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed on April 14, 2009 and May 29, 2009, respectively**
> **File No. 000-51587**

Dear Mr. Rubin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief